               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY

+++++++++++++++++++++++++++++++++++++
                                    +
FREDERICK RAND and MIRIAM SARNOFF,  +
                                    +
               Plaintiffs           +     Civil Action No. 13925
                                    +
          -against-                 +
                                    +     CLASS ACTION
JOHN P. DESBARRES, WILLIAM H.       +     COMPLAINT
LUERS, FREDERICK H. SCHULTZ,        +     ------------
GORDON F. AHALT, BENJAMIN F.        +
BAILAR, ROBERT W. FRI, DAVID J.     +
GRISSOM, TRANSCO ENERGY COMPANY     +
and THE WILLIAMS COMPANIES, INC.,   +
        Defendants.                 +
                                    +
+++++++++++++++++++++++++++++++++++++

          Plaintiffs, by their attorneys, allege upon information and belief (said information and belief being based, in part, upon the investigation conducted by and through their undersigned counsel), except with respect to their ownership of Transco Energy Company ("Transco" or the "Company") common stock, which is alleged upon their personal knowledge as follows:


                                  THE PARTIES
                                  -----------

          1.  Plaintiffs are the owners of shares of defendant Transco.

          2. Defendant Transco is a corporation organized and existing under the laws of the State of Delaware. Transco maintains its principal offices at 2800 Post Oak Boulevard,

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P.O. Box 1396, Houston, Texas. Transco transports natural gas through its two interstate pipeline systems, 10,500-mile Transcontinental Gas Pipe Line Corporation and 6,050-mile Texas Gas Transmission Corporation, to markets in the eastern and midwestern United States, respectively. Transco also buys, sells and arranges for the transportation of natural gas throughout the United States and Canada through its marketing subsidiary, Transco Gas Marketing Company. Transco, through Interstate Coal Company, also mines coal in eastern Kentucky and Tennessee.

          3. Defendant John P. Desbarres is the Chairman of the Board, President and Chief Executive Officer of Transco.

          4. Defendants William H. Luers, Frederick H. Schultz, Gordon F. Ahalt, Benjamin F. Bailar, Robert W. Fri and David J. Grissom are directors of Transco.

          5. The foregoing individual defendants (collectively referred to herein as the "Director Defendants") are in a fiduciary relationship with plaintiffs and the public stockholders of Transco, and owe plaintiffs and the other Transco public stockholders the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

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                           CLASS ACTION ALLEGATIONS
                           ------------------------

          6. Plaintiffs bring this action on their own behalf and as a class action on behalf of all shareholders of defendant Transco (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who have been or will be adversely affected by the conduct of defendants alleged herein.

          7. This action is properly maintainable as a class action for the following reasons:

              (a) the class of shareholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. As of June 30, 1994, there were over 40 million shares of Transco common stock outstanding, owned by over 15,000 shareholders of record scattered throughout the United States.

              (b) there are questions of law and fact which are common to members of the class and Which include, inter alia, the following:
                                        ----- ----
                   (i) whether the Director Defendants have breached their fiduciary duties owed by them to plaintiffs and members of the class and/or have been aided and abetted in such breach;

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                     (ii) whether the Director Defendants have failed to fully
disclose the true value of defendant Transco's assets and earnings power;

                    (iii) whether the Director Defendants have wrongfully failed and refused to seek a purchaser of Transco and/or any and all of its various assets or divisions at the highest possible price; and

                     (iv) whether plaintiffs and the other members of the Class will be irreparably damaged by the Individual Defendants' failure to conduct an active auction of Transco.

          8. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of plaintiffs are typical of the claims of the other members of the Class and plaintiffs have the same interest as the other members of the Class. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

          9. On May 2, 1994 Smith Barney Shearson raised Transco to "buy" from "outperform."

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         10.  On May 17, 1994, Desbarres stated at Transco's 46th Annual Meeting that Transco "is well on its way to achieving its vision of being the premier transporter and marketer in the eastern half of the United States." He further stated that, "Demand is growing in Transco's markets, and we are not only keeping pace, but actually outdoing our competition in meeting customer needs. And I can not think of a better way for our company to achieve success."

         11. On July 20, 1994, Transco announced its second quarter improved operating income which was the seventh consecutive quarter of improved operating results.

         12. On August 4, 1994, Transco announced organizational changes to better pursue development of new business and expand the reliance, quality services provided to its current customers. These changes refined the organization and increased the value of Transco.

         13. On October 26, 1994, Transco announced its third quarter improved operating income. This was its eighth consecutive quarter of improved operating results.

         14. Transco was on its way to becoming the premier transporter and marketer of natural gas in the eastern half of the United States before its public announcement on December 12, 1994.

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         15.  On December 12, 1994, it was publicly announced that Transco had approved a merger between Transco and The Williams Companies, Inc. ("Williams"). Under the terms of the merger agreement, Williams will pay $17.50 cash a share for up to 24.6 million Transco shares or 60% of Transco common stock and related common stock purchase rights in a first-step tender offer. The tender offer will be conditioned on, among other things, the tender of no fewer than 20.9 million shares, or 51% of Transco's common stock. After the tender offer, a newly formed Williams unit will be merged into Transco, with Transco continuing as a wholly owned subsidiary of Williams. The outstanding shares of Transco $4.75 cumulative convertible preferred stock will be converted into the right to receive an equal number of shares of a new series of Williams $4.75 cumulative convertible preferred stock convertible into 0.5588 Williams common shares. The Transco $3.50 cumulative convertible preferred stock will be converted into the right to receive an equal number of shares of a new series of Williams $3.50 cumulative convertible preferred stock convertible into 1.5625 Williams common shares and otherwise having substantially equivalent rights.

         16. In addition, Williams and Transco signed a stock option agreement enabling Williams to buy up to 7.5 million additional Transco common shares at $17.50 each. If Williams exercises the stock option, Transco has the right to

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cancel the option for a cash payment not to exceed $2 per option share.

         17. The total value of the cash tender offer and merger, including the exchange of new series of Williams convertible preferred stock for Transco's two outstanding series of convertible preferred stock and including Transco's outstanding indebtedness, is approximately $3 billion. But because Transco shareholders do not know the value of the Williams securities to be paid on the "back-end" (particularly since the defendants have failed to establish a collar with respect to these securities), they will be coerced into tendering their shares on the front end of the offer for inadequate cash consideration.

         18. Under the circumstances, the Director Defendants are obligated to explore all alternatives to maximize shareholder value. The Director Defendants will be in breach of their fiduciary duties owed to Transco's public shareholders if they fail to fully explore bona fide offers by potential
                                           ---- ----
acquirors for the purchase of the Company.

         19. The Williams proposal constitutes a change of control of Transco, its business and affairs.

         20. Because of the announcement of the definitive merger agreement and the structure of the transaction, no fair market check to determine the fair value of Transco's publicly

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held shares can be conducted.  Moreover, defendants have set the price for the publicly held shares of Transco without taking adequate steps to determine the fair value of such securities.

         21. The Director Defendants have violated fiduciary and other common law duties which they owe to plaintiffs and the other members of the Class in that they are not exercising informed independent business judgment, have acted and are acting to the detriment of the members of the Class in order to benefit themselves, and have participated in and substantially and knowingly aided and abetted the above breaches of fiduciary duty and the plan to effect a change of control of Transco on unfair and inadequate terms.

         22. Because of their positions of control and authority as officers and directors of Transco, the Director Defendants were able to and did, directly or indirectly, control the actions of Transco in agreeing to a merger on terms which are unfair to the shareholders of Transco. In violation of the fiduciary duties owed Transco's shareholders, the Director Defendants are causing, or are substantially and knowingly aiding and abetting in, the plan to enable Williams to acquire Transco to the detriment of plaintiffs and the plaintiff class.

         23. Defendant Williams, without which the proposed transaction would not occur, and with knowledge of the

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individual defendant's breach of fiduciary duty, has aided and rendered substantial assistance to the individual defendants and stands to handsomely profit from the transaction.

         24. Plaintiffs and the Class will suffer irreparable damage unless defendants are enjoined from breaching their fiduciary duties to maximize shareholder value.

         25.  Plaintiffs have no adequate remedy at law.

         WHEREFORE, plaintiffs demand judgment as follows:

         A.   Declaring this to be a proper action;

         B. Ordering defendants to carry out their fiduciary duties to plaintiffs and the other members of the Class by announcing their intention to:

              (i) undertake an appropriate evaluation of alternatives designed to maximize value for Transco's public stockholders; and

              (ii) adequately ensure that no conflicts of interests exist between defendants' own interests and their fiduciary obligation to the public stockholders or, if such conflicts exist, ensure that all such conflicts will be resolved in the best interests of Transco's public stockholders.

         C.   Enjoining consummation of the merger agreement;


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          D.  Directing that defendants pay to plaintiffs and the Class all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

          E. Awarding to plaintiffs the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiffs' attorneys and expert; and

          F. Granting such other and further relief as may be just and proper in the premises.


Dated:  December 14, 1994

                                               ROSENTHAL, MONHAIT, GROSS
                                                    & GODDESS, P.A.



                                               By: /s/ Jay Rosenthal
                                                  ------------------------------
                                                  First Federal Plaza
                                                  Suite 214
                                                  Wilmington, Delaware 19899
                                                  Telephone:  (302) 656-4433
                                                  Attorneys for Plaintiffs
OF COUNSEL:

STULL, STULL & BRODY
6 East 45th Street
New York, NY  10017

LAW OFFICES OF JOSEPH H. WEISS
319 Fifth Avenue
New York, NY  10016

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